FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2004

Commission File Number

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[X ]..... Form 40-F...[   ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 22, 2004	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

This report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in Registration Statements on Form F-3 (File Nos. 333-110910 and 333-112619) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

“Developing Pharmaceuticals & Nutraceuticals from Nature”

For Immediate Release:

November 22, 2004

Forbes Medi-Tech Signs International Reducol ™ Sales and Licensing Agreement

~Company Signs Agreement for dairy based products with Fayrefield Foods, United Kingdom~

Vancouver, Canada Forbes Medi-Tech Inc. (TSE:FMI and NASDAQ:FMTI) today announced that it has signed a 5-year sales and licensing agreement with Fayrefield Foods of Crewe, UK to supply Reducol™ for use in milk-based drinks. Applications for other food groups are  expected to be filed before year-end.

“Fayrefield’s strength in developing private label brands for the leading food and grocery chains across the UK offers an excellent opportunity for the sale and distribution of Reducol™ in dairy products,” said Charles Butt, President and CEO of Forbes Medi-Tech Inc. “With the EU Commission’s approval of Reducol™ in milk-based products last week, and the subsequent sales and licensing agreement announced today, Forbes is taking a major step towards incorporating the Reducol™ name in leading brands in the UK,” added Butt.

Development teams from both Forbes Medi-Tech and Fayrefield are working diligently in preparation for a product launch in the first half of 2005. Forbes will announce the specific brand name as soon as it is launched in the market.

“We see a significant market opportunity for Reducol™-based dairy products,” said Nick Hilton, Managing Director at Fayrefield Foods Inc. “We are excited to be incorporating the strong science behind Reducol™ into cholesterol-lowering products for distribution and sale throughout the UK,” said Hilton.

About Fayrefield Foods

Fayrefield Foods specializes in the production and marketing of dairy products and powders throughout Europe, the Middle East and North America. Since it began in 1982 the company has established a reputation for innovation and quality, and now achieves sales in excess of 200 million pounds (approximately US$370 million) per year. Additional information on Fayrefield can be found at www.fayrefield.com.

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a biopharmaceutical company dedicated to the research, development and commercialization of innovative prescription pharmaceutical and nutraceutical products derived from by-products of the forestry industry and other natural sources for the prevention and treatment of cardiovascular and related diseases.  The Company’s scientific platform is based on core sterol technology.  Forbes has developed cholesterol-lowering agents for use in pharmaceutical compounds, functional foods and dietary supplements.

# # #

  For more information, please contact:

Darren Seed Manager, Investor Relations Telephone: (604) 681-8976 E-mail: dseed@forbesmedi.com

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release.  This News Release contains forward-looking statements regarding the future sale of Reducol™, the incorporation of Reducol™ in future products and, the launch of such products, and future applications for approval of Reducol™ in other food groups, which statements can be identified by the use of forward-looking terminology such as “expected”, “opportunity”, “towards”, “preparation”, reference to future dates, or comparable terminology referring to future events or results.  The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors, including the risk of early termination of the agreement with Fayrefield; the Company’s reliance on Fayrefield for performance; product development risks; uncertainty whether products containing Reducol™ will be launched in mid-2005 or at all; uncertainty regarding the market for dairy products containing Reducol™ and the risk that such products may not achieve market acceptance; intellectual property risks; manufacturing risks and the Company’s dependency on its joint venture manufacturing partner, Chusei (U.S.A.) Inc.; raw material supply risk; product liability and insurance risks; the effect of competition; uncertainty whether applications for other food groups will be approved in a timely manner or at all; and the Company’s need for future funding; any of which could cause actual results to vary materially from current results or the Company’s anticipated future results.  See the Company’s reports filed with the Canadian and U.S. securities regulatory authorities from time to time for cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties, that could cause actual results to differ materially from results referred to in forward-looking statements.  The Company assumes no obligation to update the information contained in this News Release.